LATAM group transported 7.1 million passengers in February, highlighting solid load factors

Operating statistics for February 2026

Santiago, March 9, 2026 - During February, LATAM group transported 7.1 million passengers, representing a 9.3% increase compared to the same month of 2025. This growth was accompanied by a 2.2 percentage point increase year-over-year in consolidated load factor, reaching 85.6%.

In line with the above, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 11.4% compared to February 2025. This growth was mainly driven by a 14.8% increase in international operations, together with a 12.5% increase in capacity in LATAM Airlines Brazil’s domestic market.
Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 14.4% compared to February 2025, reflecting growth across all segments. International operations once again stood out, with an increase of 18.0%, followed by LATAM Airlines Brazil’s domestic market, which recorded a 15.6% year-over-year increase.
Regarding cargo operations, capacity measured in available ton-kilometers (ATK) reached 686 million in February, 7.6% higher compared to the same month of the previous year. As a result, 82 thousand tons of cargo were transported during the month.
The following table summarizes the main operating statistics for the month and year-to-date as of February for the main LATAM group business segments:

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LATAM Airlines Group S.A.
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InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

LATAM GROUP OPERATIONS	February			Year to Date
	2026	2025	% Change	2026	2025	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	12,195	10,664	14.4%	26,088	22,923	13.8%
DOMESTIC SSC (1)	1,998	1,960	1.9%	4,214	4,099	2.8%
DOMESTIC BRAZIL (2)	3,491	3,020	15.6%	7,674	6,759	13.5%
INTERNATIONAL (3)	6,706	5,684	18.0%	14,200	12,065	17.7%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	14,252	12,797	11.4%	30,324	27,268	11.2%
DOMESTIC SSC (1)	2,296	2,308	-0.5%	4,817	4,850	-0.7%
DOMESTIC BRAZIL (2)	4,260	3,786	12.5%	9,255	8,297	11.6%
INTERNATIONAL (3)	7,696	6,703	14.8%	16,252	14,121	15.1%

PASSENGER LOAD FACTOR
SYSTEM	85.6%	83.3%	2.2p.p	86.0%	84.1%	2.0p.p
DOMESTIC SSC (1)	87.0%	84.9%	2.1p.p	87.5%	84.5%	3.0p.p
DOMESTIC BRAZIL (2)	82.0%	79.8%	2.2p.p	82.9%	81.5%	1.4p.p
INTERNATIONAL (3)	87.1%	84.8%	2.3p.p	87.4%	85.4%	1.9p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,148	6,537	9.3%	15,326	14,041	9.2%
DOMESTIC SSC (1)	2,578	2,526	2.1%	5,449	5,314	2.5%
DOMESTIC BRAZIL (2)	3,026	2,653	14.1%	6,609	5,869	12.6%
INTERNATIONAL (3)	1,544	1,358	13.7%	3,268	2,858	14.3%

LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	360	341	5.7%	710	698	1.8%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	686	638	7.6%	1,432	1,339	7.0%

CARGO LOAD FACTOR
SYSTEM	52.5%	53.4%	-0.9p.p	49.6%	52.1%	-2.5p.p

CARGO TONS TRANSPORTED (thousand)
SYSTEM	82	79	3.6%	165	162	1.8%

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at ir.latam.com
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com